Exhibit 99.5

Points International Ltd. Reports First Quarter 2012 Financial Results

– Gross Margin of $6.4 million, up 26% year-over-year

– Gross Margin Percentage increased approximately 500 basis points to 22.8% of revenues

– EBITDA of $1.1 million, up 257% year-over-year

– Net income of $0.6 million, or $0.04 per share

– Reiterate 2012 guidance; anticipates 15-20% organic revenue growth over 2011

Toronto, Canada, May 3, 2012 – Points International Ltd. (TSX: PTS; NASDAQ: PCOM), owner of the loyalty reward management program platform www.Points.com, today announced results for the first quarter ended March 31, 2012.

“We are pleased with our first quarter financial results, which were in-line with our expectations,” said Chief Executive Officer Rob MacLean. “First quarter revenues reflect the timing of our partner and product launches, which we expected to be more heavily weighted in the second and fourth quarters of the year. In terms of profitability, our gross margin percentage benefitted from a favorable mix shift in our revenues during the quarter, reaching nearly 23% in Q1. In our first quarter, we also saw a 22% year-over-year increase in our points/miles transacted across the platform, contributing to our significant growth in other partner revenue of nearly 52% year-over-year. When combined with our leveragable cost structure, we experienced meaningful improvements in our key profitability metrics. In fact, net income for the first quarter of 2012 reached $0.6 million, a marked improvement over a ($0.2) million net loss in the prior year period.”

MacLean concluded, “As a result of our solid start to the year, we continue to maintain our 2012 guidance of 15-20% organic revenue growth based on the product and partners we have in-market today. We have also identified an additional $50 million, when annualized, in incremental revenue opportunities that are not currently included in our guidance. The quality of our pipeline continues to be very encouraging, and we are in discussions with several large partners that we expect to produce very positive results for Points going forward.”

First Quarter 2012 Financial Results

Total revenue was $28.0 million for the first quarter of 2012. Revenue was in line with the first quarter of 2011 but down 15% from the $32.9 million in the fourth quarter of 2011. Principal revenue totaled $25.3 million, down 5% from the $26.7 million in same period last year and down 17% from the $30.5 million reported in the fourth quarter 2011. Other partner revenue was $2.7 million, up from $1.8 million in the first quarter 2011 and $2.4 million in the fourth quarter of 2011.

Gross margin dollars for the first quarter of 2012 totaled $6.4 million, or 22.8% of total revenue. This represents an increase in gross margin dollars from $5.1 million, or 17.9% of total revenue, in the first quarter of 2011 and a decrease from gross margin dollars of $6.8 million, or 20.7% of total revenue, in the fourth quarter of 2011. The year-over-year and sequential increase in gross margin percentages is primarily attributable to the relative mix of partner revenues in the first quarter.

EBITDA for the first quarter of 2012 was roughly $1.1 million, a significant increase from $313,000 year-over-year but down sequentially form $2.1 million in the fourth quarter of 2011. This solid increase year-over-year can be attributed to a combination of strong gross margin for the first quarter of 2012 combined with limited operating costs.

Net income for the first quarter of 2012 was $0.6 million, or $0.04 per share. This compares to a net loss of ($0.2) million or ($0.01) per share in the first quarter of 2011 and net income of $2.1 million, or $0.14 per share, in the fourth quarter of 2011.

As of March 31, 2012, total funds available, comprised of cash and cash equivalents together with security deposits, restricted cash and amounts with payment processors was $45.6 million, down from $49.8 million at the end of the fourth quarter 2011. The company remains debt free and is pleased with its overall financial position.

First Quarter 2011 Business Metrics

	Q1/12	Q4/11	Q1/12 vs. Q4/11	Q1/11	Q1/12 vs. Q1/11
TOTAL ALL CHANNELS
Points/Miles Transacted (in 000s)	3,755,710	3,953,087	-5%	3,066,878	22%
No. of Points/Miles Transactions	364,176	336,251	8%	342,012	6%
LOYALTY CURRENCY SERVICES
Points/Miles Transacted (in 000s)	3,282,092	3,305,358	-1%	2,764,000	19%
No. of Points/Miles Transactions	344,245	302,847	14%	321,326	7%
POINTS.COM CHANNELS
Points/Miles Transacted (in 000s)	473,618	647,729	-27%	302,878	56%
No. of Points/Miles Transactions	19,931	33,404	-40%	20,686	-4%
Cumulative Registered Users	3,087,282	2,971,267	4%	2,655,605	16%

Investor Conference Call

Points’ conference call with investors will be held today at 5:00 p.m. Eastern Time. To participate, investors from the US and Canada should dial (877) 941-1427 ten minutes prior to the start time. International dialers should call (480) 629-9664.

In addition, the call is being webcast and can be accessed at the Company’s web site: www.pointsinternational.com and will be archived online upon completion of the call. A telephonic replay of the conference call will be available through May 17, 2012 by dialing (877) 870-5176 in the U.S. or Canada or (858) 384-5517 internationally and entering the conference ID 4527135.

About Points International Ltd.

Points International Ltd. (TSX: PTS; NASDAQ: PCOM), doing business as Points.com, is the global leader in reward currency management, providing multiple eCommerce and technology solutions to the world's leading loyalty brands. Points.com also manages www.points.com, the largest consumer rewards management platform that allows over 3 million users to trade, exchange and redeem points, miles and rewards. Points International was recently named the 5th largest Canadian software company and the 40th largest Canadian technology company by the 2012 Branham300 list.

Points.com's solutions enable the management and monetization of loyalty currencies, including frequent flyer miles, hotel points, retailer rewards and credit card points, as well as enhancing loyalty program consumer offerings and back-end operations for more than 40 partners worldwide. Points.com’s SaaS products allow eCommerce merchants to add loyalty solutions to their online stores and reward customers for purchases.

For more information on Points.com, visit www.pointsinternational.com, follow us on Twitter (@pointsadvisor), fan us on Facebook (www.facebook.com/pointsfans) or read our blog (http://blog.points.com).

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Caution Regarding Forward-Looking Statements

This press release contains or incorporates forward-looking statements within the meaning of United States securities legislation, and forward-looking information within the meaning of Canadian securities legislation (collectively "forward-looking statements"). These forward-looking statements include our guidance for 2012 with respect to organic revenue growth, the size of our pipeline opportunity and our operating leverage. These statements are not historical facts but instead represent only Points' expectations, estimates and projections regarding future events.

Although Points believes the expectations reflected in such forward-looking statements are reasonable, such statements are not guarantees of future performance and are subject to important risks and uncertainties that are difficult to predict. Certain material assumptions or estimates are applied in making forward-looking statements, and may not prove to be correct. In particular, the financial outlooks herein assume we will be able to generate new business from our pipeline at expected margins, our in-market and newly launched products and services will perform in a manner consistent with the Company's past experience and we will be able to contain costs. Our ability to convert our pipeline of prospective partners and product launches is subject to significant risk and there can be no assurance that we will launch new partners or new products with existing partners as expected or planned. Other important risk factors that could cause actual results to differ materially include the risk factors discussed in Points' annual information form, Form-40-F, annual and interim management's discussion and analysis, and annual and interim financial statements and the notes thereto. These documents are available at www.sedar.com and www.sec.gov.

The forward-looking statements contained in this press release are made as at the date of this release and, accordingly, are subject to change after such date. Except as required by law, Points does not undertake any obligation to update or revise any forward-looking statements made or incorporated in this press release, whether as a result of new information, future events or otherwise.

Contact:
Addo Communications
Laura Foster / Kimberly Esterkin
laurf@addocommunications.com / kimberlye@addocommunications.com
(310) 829-5400

Points International Ltd.
Key Financial Measures and Schedule of Non-GAAP Reconciliations

Gross Margin1

Expressed in thousands of United States dollars	For the three months ended
	March 31, 2012	December 31, 2011	March 31, 2011
Total revenue	$28,038	$32,929	$28,473
Direct cost of principal revenue	21,632	26,106	23,385
Gross margin	$6,406	$6,823	$5,088
Gross margin %	23%	21%	18%

Reconciliation of Operating Income to EBITDA2

Expressed in thousands of United States dollars	For the three months ended
	March 31, 2012	December 31, 2011	March 31, 2011
Operating income (loss)	$501	$1,452	$(64)
Depreciation and amortization	661	668	445
Foreign exchange (gain) loss	(45)	25	(68)
EBITDA	$1,117	$2,145	$313

_____________________________________
1 Gross Margin is considered by Management to be an integral measure of financial performance and is defined as total revenues less the direct cost of principal revenues. However, gross margin is not a recognized measure of profitability under IFRS.
2 EBITDA (Earnings before interest, taxes, depreciation and amortization, and foreign exchange) is considered by management to be a useful supplemental measure of performance. However, EBITDA is not a recognized earnings measure under IFRS.

Points International Ltd.
Condensed Consolidated Interim Statements of Comprehensive Income (Loss)

Expressed in thousands of United States dollars, except per share amounts
(Unaudited)

For the three months ended March 31,	2012	2011

REVENUE
Principal	25,340	26,697
Other partner revenue	2,689	1,771
Interest	9	5
Total Revenue	28,038	28,473

EXPENSES
Direct cost of principal revenue	21,632	23,385
Employment costs	3,594	3,244
Marketing & communications	406	279
Technology services	134	146
Depreciation and amortization	661	445
Foreign exchange gain	(45)	(68)
Operating expenses	1,155	1,106
Total Expenses	27,537	28,537

OPERATING INCOME (LOSS) BEFORE INCOME TAX	501	(64)

Deferred income tax (recovery) expense	(73)	125
NET INCOME (LOSS)	574	(189)

OTHER COMPREHENSIVE (LOSS) INCOME
Gain on foreign exchange derivatives designated as cash flow hedges, net of income tax expense of $12 (2011: $60)	34	153
Reclassification to net income of gain on foreign exchange derivatives designated as cash flow hedges, net of income tax expense $18 (2011: $46)	(51)	(118)
Other comprehensive (loss) income for the year, net of income tax	(17)	35
TOTAL COMPREHENSIVE INCOME (LOSS)	557	(154)

EARNINGS PER SHARE
Basic earnings (loss) per share	0.04	(0.01)
Diluted earnings (loss) per share	0.04	(0.01)

Points International Ltd.
Condensed Consolidated Interim Balance Sheets

Expressed in thousands of United States dollars
(Unaudited)

As at	March 31, 2012	December 31, 2011

ASSETS
Current assets
Cash and cash equivalents	37,622	34,853
Restricted cash	1,627	1,619
Funds receivable from payment processors	3,726	10,837
Security deposits	2,665	2,461
Accounts receivable	1,782	2,411
Prepaid expenses and other assets	1,146	1,013
Total current assets	48,568	53,194

Non-current assets
Property and equipment	1,765	1,712
Intangible assets	4,159	4,566
Goodwill	2,580	2,580
Deferred tax assets	1,664	1,575
Other assets	635	658
Total non-current assets	10,803	11,091
Total assets	59,371	64,285

LIABILITIES
Current liabilities
Accounts payables and accrued liabilities	3,033	3,455
Payable to loyalty program partners	34,621	40,048
Provisions	74	98
Current portion of other liabilities	566	765
Total current liabilities	38,294	44,366

Non-current liabilities
Other liabilities	891	877
Total non-current liabilities	891	877

Total liabilities	39,185	45,243

SHAREHOLDERS’ EQUITY
Share capital	57,864	57,378
Contributed surplus	9,772	9,671
Accumulated other comprehensive income	26	43
Accumulated deficit	(47,476)	(48,050)
Total shareholders’ equity	20,186	19,042
Total liabilities and shareholders’ equity	59,371	64,285

Points International Ltd.
Condensed Consolidated Interim Statements of Changes in Equity

Expressed in thousands of United States dollars
(Unaudited)

			Attributable to equity holders of the Company
	Share Capital	Contributed	Total Capital	Unrealized	Accumulated	Accumulated	Total
		Surplus		gains (losses)	other	deficit	shareholders’
				on cash flow	comprehensive		equity
				hedges	income (loss)

Balance at December 31, 2011	57,378	9,671	67,049	43	43	(48,050)	19,042
Net income	-	-	-	-	-	574	574

Other comprehensive loss	-	-	-	(17)	(17)	-	(17)
Total comprehensive income	-	-	-	(17)	(17)	574	557
Effect of share option compensation plan	-	201	201	-	-	-	201
Effect of RSU compensation plan	-	17	17	-	-	-	17
Share issuances	486	(117)	369	-	-	-	369
Balance at March 31, 2012	57,864	9,772	67,636	26	26	(47,476)	20,186

Balance at December 31, 2010	56,683	9,255	65,938	297	297	(52,082)	14,153
Net loss	-	-	-	-	-	(189)	(189)

Other comprehensive income	-	-	-	35	35	-	35
Total comprehensive loss	-	-	-	35	35	(189)	(154)
Effect of share option
compensation plan	-	169	169	-	-	-	169
Share issuances	65	(17)	48	-	-	-	48
Balance at March 31, 2011	56,748	9,407	66,155	332	332	(52,271)	14,216

Points International Ltd.
Condensed Consolidated Interim Statements of Cash Flows

Expressed in thousands of United States dollars
(Unaudited)

For the three months ended March 31,	2012	2011

Cash flows from operating activities
Net income (loss) for the year	574	(189)
Adjustments for:
Depreciation of property and equipment	131	103
Amortization of intangible assets	530	342
Unrealized foreign exchange loss (gain)	263	(346)
Equity-settled share-based payment transactions	218	169
Deferred income tax (recovery) expense	(83)	125
Unrealized net (gain) loss on derivative contracts designated as cash flow hedges	(23)	48
Changes in non-cash balances related to operations	1,368	2,393
Net cash provided by operating activities	2,978	2,645

Cash flows from investing activities
Acquisition of property and equipment	(184)	(160)
Additions to intangible assets	(123)	(516)
Net cash used in investing activities	(307)	(676)

Cash flows from financing activities
Proceeds from exercise of share options	369	48
Net cash provided by financing activities	369	48

Net increase in cash and cash equivalents	3,040	2,017
Cash and cash equivalents at beginning of the year	34,853	28,463
Effect of exchange rate fluctuations on cash held	(271)	330
Cash and cash equivalents at end of the period	37,622	30,810

Interest Received	10	6
Interest Paid	-	-